Exhibit 4.79

Power of Attorney

I, Yang Qihu, a Chinese citizen with PRC Identification No. [], holds 50% of the equity interest in Shengxiang Hudong Music (Beijing) Co., Ltd. (the “Company”) as of the date of this Power of Attorney, representing RMB 500,000 registered capital of the Company, hereby irrevocably authorize Beijing Huateng Xiangfeng Technology Co., Ltd. (including the liquidator replacing the WFOE, if applicable) as my sole and exclusive authorized person (the “Authorized Person”) to exercise the following rights with respect to the existing and future equity interests held by myself in the Company (the “Owned Equity Interest”) during the effective term of this Power of Attorney:

1) propose to convene, convene and attend the shareholders’ meeting of the Company and accept any notice of the shareholders’ meeting and the proceedings;

2) to exercise all shareholder’s rights and shareholder’s voting rights which I am entitled with under the laws and the articles of association of the Company, including but not limited to voting rights, rights to sell, transfer, pledge or otherwise dispose of all or any part of the Owned Equity Interest and to approve and/or obtain dividends;

3) to sign any resolutions and minutes of any meeting on my behalf as a shareholder and/or director of the company; or, as requested by WFOE, I agree unconditionally to cooperate in signing any resolutions and minutes of any meeting as a shareholder and/or director of the Company;

4) as my authorized representative, to nominee, appoint, elect or remove the legal representative, chairman of the board, directors, supervisors, general manager, chief financial officer and other senior management of the Company; and

5) approve the amendment of the articles of association and sign resolutions and other documents related to the above rights.

Notwithstanding the foregoing, I reserve all voting and other relevant rights related to the Company’s application, alteration or continuance of qualifications and compliance matters related to the operation of Internet audio-visual program services, and the Authorized Person shall not prejudice or exercise the aforesaid rights on my behalf pursuant to this Power of Attorney.

Without the written consent of the WFOE, I am not entitled to increase or reduce capital, transfer, pledge again, or otherwise dispose of or change equity interests in the Company held by myself.

I hereby irrevocably confirm and agree that :(1) in order to exercise the rights under this Power of Attorney, the Authorized Person shall have the right to obtain relevant information about the Company’s operations, customers, financial status, and employees, and shall have the right to consult other materials of the Company; (2) I will provide full assistance to the Authorized Person in exercising the rights hereunder, including timely signing the resolutions of the board of shareholders or other relevant legal documents when necessary (including to meet the requirements of documents required by applicable government authorities for approval, registration and filing). My undertaking under this clause shall not limit my authorization of the delegated right to the Authorized Person; (3) this Power of Attorney does not involve any payment; (4) I have consulted independent counsel on all legal matters of signing this Power of Attorney.

Except as otherwise provided for herein, the Authorized Person may conduct all actions regarding the Owned Equity Interest based on its own judgment and without my oral or written instructions. All such actions with respect to the Owned Equity Interest shall be regarded as my actions, all documents executed by the Authorized Person accordingly shall be regarded as executed by myself, I hereby acknowledge and/or confirm such actions or documents.

This Power of Attorney shall become effective as of the date of execution. The term shall begin from the date of execution to the date (whichever is earlier) (i) when Warner Music China (HK) Limited (“Warner”) acquires the shares and other related interests of WT2 Limited (“WT2”) held by Tencent Music Entertainment Hong Kong Limited (“TME HK”) pursuant to Section 24.4 of the Joint Venture Agreement executed by and among Warner, TME HK and WT2 on April 16, 2019, or (ii) the termination date of the Joint Venture Agreement (the “Authorization Period”). This Power of Attorney shall be irrevocable and remain valid and effective during the Authorization Period. All power of attorney in connection with any equity interests issued by me prior to the date of this Power of Attorney shall be revoked and I hereby undertake not to issue any separate power of attorney in connection with any equity interests. This Power of Attorney and any power, right or interests granted hereby in connection with the Company’s equity interests are irrevocable.

This Power of Attorney is binding upon all my officers, directors, agents, assigns and successors and I shall make the foregoing aware of the existence of this Power of Attorney.

During the term of this Power of Attorney, I hereby waive all rights in connection with the Owned Equity Interests which have been granted to the Authorized Person by this Power of Attorney and will not exercise such rights on my own.

This Power of Attorney shall be governed by the laws of People’s Republic of China. The execution, validity, interpretation, performance, modification and termination of this Power of Attorney and any dispute or claim (hereinafter referred to as “Dispute”) shall be settled through friendly negotiation first. The requesting party shall, by dated notice, promptly inform the other parties of the Dispute and explain the nature of the Dispute. If no settlement can be reached through negotiation within thirty (30) days after the date of notice of such Dispute, either party may submit the Dispute to Beijing International Arbitration Center for arbitration in accordance with its arbitration rules. The arbitration shall take place in Beijing. The arbitral award shall be final and binding upon all parties.

Yang Qihu

Signature: /s/ Yang Qihu
Date: May 15, 2019

Accepted by:

Beijing Huateng Xiangfeng Technology Co., Ltd.

/s/ Seal of Beijing Huateng Xiangfeng Technology Co., Ltd.

Acknowledged by:

Shengxiang Hudong Music (Beijing) Co., Ltd.

/s/ Seal of Shengxiang Hudong Music (Beijing) Co., Ltd.